Exhibit 99.1

PLASTEC TECHNOLOGIES RECEIVES FURTHER PAYMENT UNDER SHARE TRANSFER AGREEMENT

WITH SHANGHAI YONGLI; DECLARES SPECIAL CASH DIVIDEND OF $1.50 PER SHARE

Hong Kong – June 7, 2017 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today announced that it has received a further payment of RMB 113,250,000 (or approximately $16,678,940, at the conversion rate of 6.79 RMB for every $1) under its previously announced Share Transfer Agreement with Shanghai Yongli and that its Board of Directors has declared a special cash dividend of $1.50 per ordinary share. The special cash dividend will be payable on or about June 28, 2017 to shareholders of record as of June 21, 2017.

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We are pleased to pay this special dividend, which was generated from the achievement of performance targets for the year ended December 31, 2016. We understand the importance as management to operate as proper stewards of capital, and continue to evaluate potential investment opportunities while also returning additional capital to our loyal shareholders.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

In China

Katherine Yao, Senior Associate

+86 10 6587 6435

kyao@equityny.com